UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

MYOS Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

554051102
(CUSIP Number)

Dr. Robert J. Hariri
Hariri Family Ltd. Partnership
341 Mendham Road
Bernardsville, NJ 07924

June 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554051102

1.	Name of Reporting Person: Hariri Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,052,348 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,052,348 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,348

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Reflects the number of shares and percentage of shares beneficially owned by the Reporting Person, including the vested portion of the stock option.
(2)	Reflects 85,332,974 shares outstanding as of June 29, 2012, assuming the exercise of the vested portion of the stock option by the Reporting Person.

CUSIP No. 554051102

1.	Name of Reporting Person: Dr. Robert J. Hariri

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,052,348 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,052,348 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,348

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Reflects the number of shares and percentage of shares beneficially owned by the Reporting Person, including the vested portion of the stock option.
(2)	Reflects 85,332,974 shares outstanding as of June 29, 2012, assuming the exercise of the vested portion of the stock option by the Reporting Person.

This Amendment No. 1 amends the Schedule 13D filed on March 11, 2011 (the “Schedule 13D”) by Dr. Robert J. Hariri and the Hariri Family Ltd. Partnership (the “Reporting Persons”) with respect to the Common Stock of MYOS Corporation.

Items 1, 3 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 1.       Security and Issuer.

Item 1 of this Schedule 13D is amended and restated as follows:

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”), of MYOS  Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 45 Horsehill Road, Suite 106, Cedar Knolls, New Jersey 07927.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the 10,052,348 shares of Common Stock to which this Statement relates as follows:

(i) In connection with a change of control of the Issuer in February 2011, the Reporting Persons received 8,300,000 shares of Common Stock from the Issuer’s former chief executive officer in exchange for nominal consideration.

(ii) In July 2011, the Reporting Persons received 100,000 shares of common stock upon his appointment as a director of the Issuer. These shares vest in five equal annual installments commencing on July 26, 2011. The Reporting Persons also received a stock option to purchase 250,000 shares of common stock at an exercise price of $0.69 per share. The stock option vests in three equal annual installments commencing on July 26, 2011. The Reporting Persons did not pay any consideration for these shares or the stock option.

(iii) In November 2011, the Reporting Persons acquired 150,000 shares of common stock in connection with his loan to the Issuer pursuant to an unsecured convertible promissory note from the Issuer in the amount of $150,000 (the “Note”). The Reporting Persons did not pay any additional consideration for these shares.

(iv) On June 29, 2012, the Company issued 828,375 shares of Common Stock to the Reporting Persons upon the conversion of the Note (and $15,675 of accrued interest on the Note) at a conversion price of $0.20 per share. On the same day, the Company issued 507,306 shares of Common Stock to the Reporting Persons upon the exchange of other outstanding loans in the amount of $99,500 (and $615 of accrued interest on such loans) at a conversion price of $0.20 per share.

The aggregate consideration paid by the Reporting Persons for the shares of Common Stock covered by this statement was $265,800. The source of the funds for the payment of such consideration was the Reporting Persons’ personal funds.

Item 5.        Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated as follows:

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)      The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 19, 2012
HARIRI FAMILY LTD. PARTNERSHIP

	By:	/s/ Dr. Robert J. Hariri

	Name:	Dr. Robert J. Hariri
	Title:	General Partner

/s/ Dr. Robert J. Hariri

	Name:	Dr. Robert J. Hariri

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)